SECURITIES AND EXCHANGE COMMISSION

                    Washington, DC  20549


                          FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
          SECURITIES AND EXCHANGE ACT OF 1934 [FEE
          REQUIRED]

           For fiscal year ended December 31, 1994

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
          THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE
          REQUIRED]


          Commission file number:  1-13536


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Federated Department Stores, Inc. Retirement Income and Thrift
Incentive Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Federated Department Stores, Inc.
                        151 West 34th Street
                     New York, New York  10001

                              and

                       7 West Seventh Street
                      Cincinnati, Ohio  45202









               FEDERATED DEPARTMENT STORES, INC.
          RETIREMENT INCOME AND THRIFT INCENTIVE PLAN
               FINANCIAL STATEMENTS AND SCHEDULES
                    DECEMBER 31, 1994 AND 1993



            WITH INDEPENDENT AUDITORS' REPORT THEREON











               FEDERATED DEPARTMENT STORES, INC.
          RETIREMENT INCOME AND THRIFT INCENTIVE PLAN


                    December 31, 1994 and 1993




                         Index
Independent Auditors' Report

Statements of Net Assets Available for Benefits, with Fund
Information -
     December 31, 1994 and 1993

Statements of Changes in Net Assets Available for Benefits, with Fund Information -
     Years Ended December 31, 1994 and 1993



Notes to Financial Statements




                                                           Schedules

Schedule of Investments - December 31, 1994                    1

Schedule of Reportable Transactions -
        Year Ended December 31, 1994                           2










                         Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Retirement Income and Thrift Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the financial statements, effective July 1, 1993, the Allied Stores Corporation Profit
Sharing - Investment Plan was merged into the Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Investments and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              KPMG Peat Marwick LLP
                              \s\ KPMG Peat Marwick LLP
Cincinnati, Ohio
June 26, 1995


                      						FEDERATED DEPARTMENT STORES, INC.
                					  RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

     			   Statement Of Net Assets Available For Benefits, With Fund Information

                        						       December 31, 1994
                                        						      Stability
                           				      Diversified      Income                          Thrift Incentive Fund
                                   					 Fund           Fund          Fund A       Fund B       Fund C       Fund D     Total
Assets:
 Investments, at fair value (note 4):
  U.S. Government securities          $ 37,482,271  $ 12,097,406  $102,606,959  $          -  $         -  $        -  $152,186,636
  Corporate debt instruments            16,453,437     3,718,138    95,806,892             -            -           -   115,978,467
  Corporate stock - preferred              315,600             -             -             -            -           -       315,600
  Corporate stock - common              55,883,987             -             -           775            -     758,970    56,643,732
  Common/collective trusts              27,092,475        51,599    14,300,294   122,693,047   66,624,540      21,379   230,783,334
  Certificates of deposit                        -             -     2,999,716             -            -           -     2,999,716
  Other investments                              -             -     4,965,980             -            -           -     4,965,980
                            				       137,227,770    15,867,143   220,679,841   122,693,822   66,624,540     780,349   563,873,465
 Insurance contracts, at contract value
  (note 2 )                                      -             -    26,608,364             -            -           -    26,608,364
	Total investments                     137,227,770    15,867,143   247,288,205   122,693,822   66,624,540     780,349   590,481,829

Receivables:
  Employer contributions                         -             -             -             -            -   7,793,520     7,793,520
  Employee contributions                         -             -       554,606       447,770      258,126       4,045     1,264,547
  Accrued interest and dividends           879,736       232,909     2,267,142         5,211           76         107     3,385,181
  Securities sold                          242,214             -             -             -            -           -       242,214
	Total receivables                       1,121,950       232,909     2,821,748       452,981      258,202   7,797,672    12,685,462

Cash                                         8,990             -        12,146             1            -           1        21,138
	Total assets                          138,358,710    16,100,052   250,122,099   123,146,804   66,882,742   8,578,022   603,188,429

 Accrued liabilities:
  Securities purchased                     328,397             -             -             -            -           -       328,397
  Other accrued liabilities                166,442        13,922       145,320       136,453        8,179       1,651       471,967
	Total liabilities                         494,839        13,922       145,320       136,453        8,179       1,651       800,364

Net assets available for plan benefits$137,863,871  $ 16,086,130  $249,976,779  $123,010,351  $66,874,563  $8,576,371  $602,388,065



The accompanying notes are an integral part of these financial statements.

                                                 																  (Continued)

                       						FEDERATED DEPARTMENT STORES, INC.
                 					  RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

   			  Statement of Net Assets Available for Benefits, with Fund Information

			                               				December 31, 1993
                                               							 Stability
                           				       Diversified        Income                  Thrift Incentive Fund
                                  					   Fund            Fund            Fund A        Fund B          Fund C         Total
Assets:
 Investments, at fair value (note 4):
  U.S. Government securities           $ 52,393,841     $18,168,193     $ 97,319,505    $          -  $          -    $167,881,539
  Corporate debt instruments             22,866,893       3,441,855       65,495,034               -             -      91,803,782
  Corporate stock-preferred                 268,800               -                -               -             -         268,800
  Corporate stock-common                 59,776,694               -                -           1,292             -      59,777,986
  Common/collective trusts               37,628,034         381,605       19,649,985     122,243,966    63,031,355     242,934,945
  Other investments                               -               -       17,327,689               -             -      17,327,689
                                   					172,934,262      21,991,653      199,792,213     122,245,258    63,031,355      79,994,741
 Insurance contracts, at contract value
	(note 2)                                         -               -       62,304,820               -             -      62,304,820
	Total investments                      172,934,262      21,991,653      262,097,033     122,245,258    63,031,355     642,299,561

Receivables:
 Employer contributions                           -               -        6,429,813               -             -       6,429,813
 Employee contributions                           -               -          839,053         355,771       209,346       1,404,170
 Accrued interest and dividend              888,403         166,768        2,150,136           2,199         1,655       3,209,161
 Securities sold                          5,721,058               -        3,833,316               -             -       9,554,374
	Total receivables                        6,609,461         166,768       13,252,318         357,970       211,001      20,597,518

Cash                                        153,957               -          750,223               1             -         904,181
	Total assets                           179,697,680      22,158,421      276,099,574     122,603,229    63,242,356     663,801,260

 Accrued liabilities:
  Securities purchased                   17,639,360               -        2,505,235               -             -      20,144,595
  Other accrued liabilities                 178,555          23,089          156,578         151,487        17,296         527,005
	Total liabilities                       17,817,915          23,089        2,661,813         151,487        17,296      20,671,600

 Net assets available for plan benefits$161,879,765     $22,135,332     $273,437,761    $122,451,742   $63,225,060    $643,129,660


The accompanying notes are an integral part of these financial statements.



                     						FEDERATED DEPARTMENT STORES, INC.
              					   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

 			Statement of Changes in Net Assets Available for Benefits, with Fund Information

                    						   Year Ended December 31, 1993
                                               							    Stability
                                  					  Diversified        Income                 Thrift Incentive Fund
                                  					      Fund            Fund          Fund A        Fund B         Fund C        Total
Additions:

 Investment income:
  Interest                               $  5,238,683     $ 1,110,233    $ 12,752,807   $  3,773,660   $   499,120   $ 23,374,503
  Dividends                                 2,025,310               -               -              -       807,770      2,833,080
  Net appreciation (depreciation) in fair
	value of investments (note 3)              9,271,581         183,760      (1,057,525)     6,723,796     3,073,125     18,194,737
	Net investment income                     16,535,574       1,293,993      11,695,282     10,497,456     4,380,015     44,402,320

 Contributions:
  Employer                                          -               -       6,580,293              -              -     6,580,293
  Employee                                          -               -      20,509,639      8,684,167     5,145,692     34,339,498
	Total contributions                                -               -      27,089,932      8,684,167     5,145,692     40,919,791
	Total additions                           16,535,574       1,293,993      38,785,214     19,181,623     9,525,707     85,322,111

 Deductions:
   Distributions                           19,650,619       8,603,639      57,852,627     14,974,248     5,152,036    106,233,169
   Administrative expenses (note 6)           653,933          65,154         497,024        546,087        64,704      1,826,902
	Total deductions                          20,304,552       8,668,793      58,349,651     15,520,335     5,216,740    108,060,071

 Transfer of assets from the Allied Stores
  Corporation Profit Sharing-Investment
  Plan                                              -               -     115,473,375     57,596,618    26,681,014    199,751,007
 Interfund transfers                       (2,260,400)      2,260,400     (10,288,372)     7,362,799     2,925,573              -
	Net increase (decrease)                   (6,029,378)     (5,114,400)     85,620,566     68,620,705    33,915,554    177,013,047

 Net assets available for plan benefits:

  Beginning of year                       167,909,143      27,249,732     187,817,195     53,831,037    29,309,506    466,116,613
  End of year                            $161,879,765     $22,135,332    $273,437,761   $122,451,742   $63,225,060   $643,129,660


The accompanying notes are an integral part of these financial statements.


                     						FEDERATED DEPARTMENT STORES, INC.
                					 RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

    			Statement of Changes in Net Assets Available for Benefits, with Fund Information

                      						   Year Ended December 31, 1994
                                           						     Stability
                             				      Diversified      Income                          Thrift Incentive Fund
                                    					  Fund          Fund       Fund A        Fund B      Fund C       Fund D      Total
Additions:

 Investment income (loss):
   Interest                           $  4,040,110  $   857,447  $ 14,555,550  $  5,292,939  $   337,176  $    2,203  $ 25,085,425
   Dividends                             2,173,662            -             -             -    1,552,720           -     3,726,382
   Net depreciation in fair value of
    investments (note 3)               (10,006,227)    (328,118)   (6,633,050)   (5,260,250)  (1,065,213)   (114,622)  (23,407,480)
	Net investment income (loss)           (3,792,455)     529,329     7,922,500        32,689      824,683    (112,419)    5,404,327

 Contributions:
  Employer                                       -            -             -             -            -   7,793,520     7,793,520
  Employee                                       -            -    17,919,930    14,758,669    8,502,675     136,521    41,317,795
	Total contributions                             -            -    17,919,930    14,758,669    8,502,675   7,930,041    49,111,315
	Total additions                        (3,792,455)     529,329    25,842,430    14,791,358    9,327,358   7,817,622    54,515,642

 Deductions:
   Distributions                        19,066,038    7,057,424    45,097,364    15,206,122    6,796,213      45,239    93,268,400
   Administrative expenses (note 6)        631,212       47,296       562,641       686,153       58,706       2,829     1,988,837
	Total deductions                       19,697,250    7,104,720    45,660,005    15,892,275    6,854,919      48,068    95,257,237

 Interfund transfers                      (526,189)     526,189    (3,643,407)    1,659,526    1,177,064     806,817             -
	Net increase (decrease)               (24,015,894)  (6,049,202)  (23,460,982)      558,609    3,649,503   8,576,371   (40,741,595)

 Net assets available for plan benefits:
  Beginning of year                    161,879,765   22,135,332   273,437,761   122,451,742   63,225,060           -   643,129,660
  End of year                         $137,863,871  $16,086,130  $249,976,779  $123,010,351  $66,874,563  $8,576,371  $602,388,065



The accompanying notes are an integral part of these financial statements.

                                                                   (Continued)





                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                  Notes to Financial Statements
                   December 31, 1994 and 1993

1.Description of the Plan

  The following brief description of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Federated Department Stores, Inc. ("Company").
  The Plan consists of two parts: a retirement income plan and a thrift incentive plan. The Plan was adopted in 1953 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and U.S. tax law. Effective July 1, 1993, the Allied Stores Corporation Profit Sharing - Investment Plan ("Allied Plan") was merged ("Allied Plan Merger") into the Plan. Thereafter, the Allied Plan ceased to exist and all participants of the Allied Plan became participants in the Plan.

  Eligibility and Vesting

  Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours. Participants are immediately 100% vested in their own and the Company's contributions.

  Participant Accounts

  An account is maintained for each participant in the Plan which shows the participant's separate interest in the Retirement Income and Thrift Incentive portions of the Plan. At the end of each year, the Company's contributions are allocated to individual accounts for participants who did not make a withdrawal of basic (first 5%) savings during the year, in the proportion that each participant's basic savings made and not withdrawn during the year bears to the aggregate amounts of basic savings made and not withdrawn by all participants during the year. Additional voluntary contributions (any contributions in excess of 5% of compensation) do not participate in the Company's allocation. Allocations are made at year end only to persons who are active participants on the last day of the year. At the end of each month, investment earnings are allocated to individual accounts on amounts not withdrawn during the month in the proportion that each such participant's interest at the beginning of the month bears to the total of all such participants' interests at the beginning of such month less withdrawals.

  Retirement Income

  Retirement Income interests represent Company contributions to the Retirement Income portion of the Plan prior to January 1, 1984 and the earnings on such contributions. A defined benefit pension plan (the Pension Plan) was adopted as ofJanuary 1, 1984. With the Pension Plan in place, the Company continues to make contributions to the Thrift Incentive portion of the Plan as described below and has the right to make additional contributions to the Retirement Income portion of the Plan.

                                                                 (Continued)

               FEDERATED DEPARTMENT STORES, INC.
          RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

              Notes to Financial Statements, Continued

                      December 31, 1994 and 1993

  Thrift Incentive

  The Thrift Incentive portion of the Plan provides for voluntary contributions by participating employees and for Company contributions matching a portion of the participant's contributions.

  Participants may elect to contribute to the Thrift Incentive portion of the Plan an amount equal to 1% to 10% (subject to certain limitations) of the participant's eligible compensation. Alternatively, a participant may elect to make these contributions (subject to certain limitations) on a pretax basis pursuant to Section 401(k) of the Internal Revenue Code. Contributions up to 5% of eligible compensation are basic savings which are eligible for matching Company contributions. For 1984 and subsequent years, the Company's annual contribution is an amount equal to the greater of 2% of the Company's pre-tax income from participating divisions or the amount necessary to match 20% of participants' basic savings.
  The Company contributed 27.3% and 22.0% of participants' basic savings for years ended December 31, 1994 and 1993, respectively.

  In connection with the Allied Plan Merger, the Company contributed 37.5% of participants' basic contributions in the Allied Plan for the six months ended July 1, 1993.

  Participants are permitted to make withdrawals of their aftertax contributions to the Thrift Incentive portion of the Plan at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their account either in a lump sum or an annuity contract.

  2.Summary of Significant Accounting Policies

     a)Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     b)Investments

     Investments are reported at fair value as determined by quoted market prices on an active market.
     Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a tradedate basis.
     Realized gains and losses on the sale of securities are reported on the average cost method.

     Cash equivalents include highly liquid temporary cashinvestments.

     Dividend income is recorded on the ex-dividend date.
     Income from other investments is recorded as earned on an accrual basis.

     c)Insurance Contracts

     Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged.
                                                          (Continued)



                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                   Notes to Financial Statements, Continued

                    December 31, 1994 and 1993

3.   Investments

  The Company has entered into a trust agreement with the Trustee with respect to the operation of the Plan and the establishment and management of the trust fund. The
  Trustee invests all contributions to the Plan among several investment funds. The funds are:

     Diversified Fund - This fund is composed of employer contributions to the Retirement Income portion of the Plan and certain amounts transferred when certain plans were merged, together with the net earnings thereon. All amounts in this fund are invested in corporate equity and fixed-income securities, government fixed-income securities and common/collective trusts.

     Stability Income Fund - This fund consists of balances in the Retirement Income portion of the Plan of participants who were at least 60 years of age prior to December 31, 1986, or who have attained age 55 and who have completed at least ten years of service and have elected to transfer all or part of their balance out of the Diversified Fund. All amounts in this fund are invested in common/collective trusts and short-term, fixed-income corporate and government bonds.

     Thrift Incentive Fund - This fund includes Company and participants' contributions to the Thrift Incentive portion of the Plan, together with the net earnings thereon. The amounts in this fund are invested in four separate investment options as directed by the participants. Fund A is invested in fixed-income investments, insurance contracts and common/collective trusts. Fund B is invested in equity securities and common/collective trusts. Fund C is invested in an equity index fund consisting of Standard and Poor's 500 stock investments. Fund D was established on April 1, 1994 and is primarily invested in the common stock of the Company. Company contributions are directed to Fund D. Prior to the establishment of Fund D, Company contributions were directed to Fund A. Participants may elect to redirect the value of Company contributions to other investment options permitted pursuant to the Plan provisions.
                                                (Continued)


           FEDERATED DEPARTMENT STORES, INC.
     RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements, Continued

                December 31, 1994 and 1993

The following table presents the fair value of investments held as of December 31, 1994 and 1993 by the Trustee that represent five percent or more of the Plan's total net assets.

                                               1994          1993
    EB Opening Stock Index Fund          $  84,945,457  $  84,066,714
    EB Opening Asset Allocation Fund        61,371,782     63,363,241
    MGT Comm Fund Large Company Fund        30,701,526              -
    TBC Inc. Pooled Employee Funds Daily
     Liquidity Fund                                  -     36,758,298

Net appreciation (depreciation) in the fair value of investments for the years ended December 31, 1994 and 1993 was as follows:

                                               1994           1993

    U. S. Government securities          $ (12,120,589)  $  1,839,336
    Corporate debt instruments              (2,558,302)      (860,362)
    Corporate stock-preferred                   17,002       (124,800)
    Corporate stock-common                  (2,069,940)     6,140,522
    Common/collective trusts                (6,669,546)    11,145,136
    Certificates of deposit                     11,135            307
    Other investments                          (17,240)        54,598
     Net appreciation (depreciation) in
        fair value of investments        $ (23,407,480)  $ 18,194,737

4.  Plan Termination

  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

5.  Federal Income Taxes

  The Plan obtained its latest determination letter on July 31, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Administrative Expenses

  Investment managers' expenses and trustee fees are paid by the Plan.

                                                                  (Continued)

                     FEDERATED DEPARTMENT STORES, INC.
                RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                 Notes to Financial Statements, Continued

                        December 31, 1994 and 1993

7. Subsequent Event

  Effective January 1, 1995, the Plan entered into the Federated Department Stores, Inc. Defined Contribution Plan Master Trust Agreement (the "Master Trust") with its trustee. Under the terms of the Master Trust, the trustee serves as trustee custodian for the Master Trust which was established for the investment of assets of the Plan and of the Federated Savings Plan for Employees of Lazarus PA, Inc., also sponsored by the Company.







        Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                FEDERATED DEPARTMENT STORES, INC.
                                RETIREMENT INCOME AND THRIFT INCENTIVE PLAN


                                By:  \s\ John R. Sims
                                     John R. Sims
                                     Vice President and Chairman of the
                                     Pension and Profit Sharing Committee


June 29, 1995


                                                        Schedule 1
                FEDERATED DEPARTMENT STORES, INC.
            RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                        Diversified Fund

                     Schedule of Investments

                        December 31, 1994
                                                                Current
        Description                          Cost                 Value
Investments, at fair value:
   U.S. Government securities            $ 41,102,285        $  37,482,271
   Corporate debt instruments              17,527,754           16,453,437
   Corporate stock-preferred                  341,900              315,600
   Corporate stock-common                  47,559,783           55,883,987
   Common/collective trusts                26,687,342           27,092,475
         Total investments               $133,219,064        $ 137,227,770




See accompanying detailed listing of investments.






                                                                (Continued)




                                                        Schedule 1, Continued



                        FEDERATED DEPARTMENT STORES, INC.
                RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                        Diversified Fund, Continued

                          Schedule of Investments

                            December 31, 1994

  SHARES/                                                                        CURRENT
  PAR VALUE          SECURITY DESCRIPTION          COST            PRICE         VALUE

                     U.S. Government
                     Securities

    1,837,723.2000   FHLMC Multiclass Mtg P/C   $  1,828,534.57     40.6622  $     747,259.42
                     13 SA
                     Var/Rt   04/25/2023

      995,712.6000   FHLMC Multiclass Mtg          1,008,158.99     60.2344        599,762.01
                     P/C1600SD
                     Var/Rt  10/15/2008

    1,245,755.1000   FHLMC Multiclass Mtg          1,185,024.54     44.1698        550,248.16
                     P/CG024SA
                     Var/Rt  11/25/2023

    1,787,775.8200   FNMA Gtd Remic P/T CTF 93-    1,725,203.66     51.3120        917,343.53
                     50SB
                     Var/Rt  01/25/2023

      900,000.0000   Fed Natl Mtg Assn Disc          895,132.50     99.4591        895,132.50
                     Mat  01/04/1995

    1,000,000.0000   Federal Natl Mtg Assn           988,259.72     98.8259        988,259.72
                     Disc Nts
                     Mat  01/20/1995

    1,200,000.0000   Federal Natl Mtg Assn         1,167,088.00     97.2573      1,167,088.00
                     Disc Nts
                     Mat  04/27/1995

    1,524,357.4400   FNMA Gtd Remic P/T CTF 93-    1,516,092.16     45.0018        685,989.66
                     185S
                     Var/Rt  09/25/2023

    1,479,392.7600   FNMA Gtd Remic P/T CTF 93-    1,459,051.10     82.9520      1,227,185.88
                     220A
                     6.000%  11/25/2013

    3,000,000.0000   Refco Cpn Strips Generic      2,131,290.00     94.6950      2,840,850.00
                     Int
                     Due  10/15/1995

    1,000,000.0000   U.S. Treasury Bills             942,767.50     94.2767        942,767.50
                     10/19/1995  DD  10/20/94

      400,000.0000   U.S. Treasury Notes             399,750.00     98.6560        394,624.00
                     06.875%  10/31/1996  DD
                     10/31/91

      535,000.0000   U.S. Treasury Notes             544,570.79     99.7810        533,828.35
                     05.875% 05/15/1995 DD
                     05/15/92

    1,530,000.0000   U.S. Treasury Notes           1,535,253.53     96.9840      1,483,855.20
                     04.625%  02/15/1996  DD
                     02/16/93

    6,995,000.0000   U.S. Treasury Notes           6,899,911.72     98.5620      6,894,411.90
                     04.250%  07/31/1995 DD
                     08/02/93

    9,600,000.0000   U.S. Treasury Notes           9,496,367.19     97.4060      9,350,976.00
                     04.250%  11/30/1995 DD
                     11/30/1993

    2,500,000.0000   U.S. Treasury Notes           2,476,757.81     97.2030      2,430,075.00
                     05.125% 03/31/1996  DD
                     03/31/94

      700,000.0000   U.S. Treasury Notes             696,500.00     97.4840        682,388.00
                     05.500% 04/30/1996 DD
                     05/02/94

    3,415,000.0000   U.S. Treasury Notes           3,405,946.68     97.8910      3,342,977.65
                     06.250% 08/31/1996 DD
                     08/31/94

      800,000.0000   U.S. Treasury Notes             800,625.00    100.9060        807,248.00
                     08.500% 08/15/1995 DD
                     06/01/90

                     Total U.S. Government                                      37,482,270.48
                     Securities                   41,102,285.46

                     Corporate Debt
                     Instruments

    1,227,612.7800   AFC Home Equity TR 92-4       1,227,612.63     93.8700      1,152,360.12
                     CL A
                     6.200%  11/15/2007

      919,758.6000   AFC Home Equity Ln 93-2         918,608.90     92.2810        848,762.43
                     CL A
                     6.000%  08/20/2013

    1,959,621.7000   Advanta Home Equity 93-2      2,003,713.21     92.2180      1,807,123.94
                     CL A2
                     6.150% 10/25/2009

      820,000.0000   Associates Corp North           816,597.00    100.7920        826,494.40
                     Amer Deb
                     8.750% 02/01/1996

      327,903.7500   CFAC Grantor TR 1990-A          325,397.87    100.6560        330,054.80
                     Partn
                     9.400%  03/15/1997

    2,000,000.0000   Fleet Finl Group Inc          2,020,080.00     99.2400      1,984,800.00
                     5.625% 07/01/1995 DD
                     07/13/92

    1,308,053.7000   GE Cap Mtg Svcs Inc. 94-1     1,320,316.82     92.1439      1,205,291.95
                     A4
                     6.500% 01/25/2024

      270,000.0000   Great Westn Finl Corp NT        271,979.10    100.2590        270,699.30
                     8.625% 12/01/1998 DD
                     12/02/91



      280,713.9800   Guild Fin Corp Mtg Coll B       285,653.44     99.3180        278,799.51
                     B-2
                     8.850% 02/01/2015

      500,000.0000   NBD Bk N A Mtn #TR 00021        491,570.00     98.0840        490,420.00
                     6.250% 06/30/1996 DD
                     06/01/94

      150,301.1700   SPNB Home Equity LN ABS         149,529.31    100.0060        150,310.19
                     91-1-A
                     7.850% 05/15/1998

      670,000.0000   Salomon Inc Mtn TR# 00112       722,273.40     97.6270        654,100.90
                          8.050% 06/15/1999 DD
                                      06/10/92

    2,166,522.1300   TMS Home Equity Ln TR 93-     2,167,563.74     92.8100      2,010,749.19
                     C A-3
                     5.750% 10/15/2022 DD
                     09/01/93

    1,000,000.0000   Tenneco Inc Sr Sub NT         1,151,890.00    104.4320      1,044,320.00
                     10.000% 08/01/1998 DD
                     08/01/91

    2,000,000.0000   Texas Utils Elec Co.          1,995,340.00     91.9560      1,839,120.00
                     5.750% 07/01/1998 DD
                     07/22/93

    1,660,666.1900   UCFC Ln Tr Home Equity D-     1,659,628.29     93.9400      1,560,029.82
                     1 A-1
                     5.450% 02/10/2014 DD
                     11/01/93

                     Total Corporate Debt
                     Instruments                  17,527,753.71                 16,453,436.55

                     Corporate Stock -
                     Preferred

       52,600.0000   RJR Nabisco Hldgs Corp          341,900.00      6.0000        315,600.00
                     Dep SH
                     Repstg 1/10 PFD C Percs
                     9.250%

                     Total Corporate Stock -         341,900.00                    315,600.00
                     Preferred

                     Corporate Stock - Common

       13,600.0000   Ace Ltd Ord                     364,078.14     23.3750        317,900.00

        5,000.0000   Exel Ltd Ord                    200,045.00     39.5000        197,500.00

       10,900.0000   AK Stl Hldg Corp                257,673.01     30.7500        335,175.00

        3,600.0000   AMR Corp Del                    222,834.89     53.2500        191,700.00

        6,600.0000   Arco Chem Co                    235,036.02     44.1250        291,225.00

        8,000.0000   AT&T Corp                       482,357.64     50.2500        402,000.00

        4,600.0000   Aetna Life & Cas Co.            174,213.34     47.1250        216,775.00

       11,000.0000   Ahmanson H F & Co               135,935.13     16.1250        177,375.00

       11,000.0000   Airtouch Communications         264,944.55     29.1250        320,375.00
                     Inc.

        6,400.0000   Allegheny Pwr Sys Inc           119,224.00     21.7500        139,200.00

       19,500.0000   Alliedsignal Inc                594,107.98     34.0000        663,000.00

       11,900.0000   American Brands Inc             436,532.14     37.5000        446,250.00

        6,800.0000   American Express Co             119,499.46     29.5000        200,600.00

        5,300.0000   American Gen Corp                92,872.95     28.2500        149,725.00

        7,600.0000   American Home Prods Corp        427,263.83     62.7500        476,900.00

        7,700.0000   American Intl Group Inc         542,041.96     98.0000        754,600.00

       10,100.0000   Ameritech Corp New              317,058.70     40.3750        407,787.50

        5,800.0000   Amgen Inc                       317,633.00     59.0000        342,200.00

        3,200.0000   Amoco Corp                      152,912.45     59.1250        189,200.00

        5,000.0000    Anadarko Pete Corp.            201,768.37     38.5000        192,500.00

        5,000.0000   Archer Daniels Midland Co        92,832.50     20.6250        103,125.00

        4,700.0000   Atlantic Richfield Co           528,658.05    101.7500        478,225.00

        5,100.0000   Avon Prods Inc.                 256,425.81     59.7500        304,725.00

        6,200.0000   Baltimore Gas & Elec Co         119,639.34     22.1250        137,175.00

        3,200.0000   Banc One Corp                    94,917.00     25.3750         81,200.00

        3,100.0000   Bankers TR NY Corp              172,786.75     55.3750        171,662.50

        1,300.0000   Barnett Bks Inc                  42,447.10     38.5000         50,050.00

        3,000.0000   Baxter Intl Inc                  73,199.20     28.2500         84,750.00

        7,202.0000   Bay Networks Inc                272,991.78     29.5000        212,459.00

        7,000.0000   Bell Atlantic Corp              333,301.79     49.7500        348,250.00

        6,000.0000   Bellsouth Corp                  288,599.30     54.1250        324,750.00

       11,400.0000   Black & Decker Corp             248,622.42     23.7500        270,750.00

        2,900.0000   Boatmens Bancshares Inc          81,811.80     27.1250         78,662.50

       11,000.0000   Boeing Co                       524,472.00     47.0000        517,000.00

        9,800.0000   Bristol Myers Squibb            571,061.31     57.8750        567,175.00

        6,000.0000   Cigna Corp                      257,213.86     63.6250        381,750.00

       11,000.0000   CUC Intl Inc.                   264,064.32     33.2500        365,750.00

        4,400.0000   Caesars World Inc               163,395.35     66.7500        293,700.00

       17,300.0000   Case Corp                       349,463.21     21.5000        371,950.00

        3,800.0000   Central & South West Corp        82,538.30     22.6250         85,975.00

        8,500.0000   Ceridian Corp                   214,027.80     26.8750        228,437.50

        7,200.0000   Chemical Bkg Corp               198,972.00     35.8750        258,300.00

       10,200.0000   Chevron Corp                    349,115.96     44.6250        455,175.00

        4,000.0000   Chiron Corp                     300,757.60     80.3750        321,500.00

        4,500.0000   Chrysler Corp                    64,807.87     49.0000        220,500.00

        4,650.0000   Chubb Corp                      166,191.25     77.3750        359,793.75

       11,000.0000   Cisco Sys Inc.                  386,746.70     35.1250        386,375.00

       12,100.0000   Circus Circus Enterprises       281,323.80     23.1250        279,812.50
                     Inc

        7,000.0000   Citicorp                        306,041.70     41.3750        289,625.00

        2,100.0000   Clorox Co                        80,858.93     58.8750        123,637.50

        6,500.0000   Columbia/HCA Healthcare         261,877.66     36.5000        237,250.00
                     Corp

       12,500.0000   Comcast Corp CL A SPL           205,230.05     15.6880        196,100.00

        7,500.0000   Compaq Computer Corp            277,622.30     39.5000        296,250.00

        6,400.0000   Conrail Inc                     247,330.24     50.5000        323,200.00

        3,900.0000   Consolidated Edison Co NY        89,643.45     25.7500        100,425.00
                     Inc

        7,700.0000   Consolidated Nat Gas Co         302,108.05     35.5000        273,350.00

       11,200.0000   Consorcio G Grupo Dina S        165,843.27      9.5000        106,400.00
                     A De
                     C V Sponsored Adr

       16,400.0000   Consoricio G Grupo Dina S       164,327.30      7.5000        123,000.00
                     A  De
                     C V Spon Adr Repstg Ser L

        6,800.0000   Continental Corp                169,224.96     19.0000        129,200.00

        4,500.0000   Corestates Finl Corp            120,387.50     26.0000        117,000.00

        8,000.0000   Crown Cork & Seal Inc           283,365.25     37.7500        302,000.00

       11,000.0000   DSC Communications Corp         306,237.07     35.8750        394,625.00

        6,250.0000   Dayton Hudson Corp              384,218.08     70.7500        442,187.50

       15,500.0000   Dean Witter Discover & Co       566,505.34     33.8750        525,062.50

        2,300.0000   Deluxe Corp                      61,321.00     26.3750         60,662.50

        1,900.0000   Dominion Res Inc VA              73,310.90     36.0000         68,400.00

        5,650.0000   Dow Chem Co                     267,968.40     67.2500        379,962.50

        1,600.0000   Du Pont E I De Nemours &         55,858.29     56.1250         89,800.00
                     Co

        2,000.0000   Duke Pwr Co                      72,626.50     38.1250         76,250.00

        6,100.0000   Dun & Bradstreet Corp           256,747.51     55.0000        335,500.00

       14,100.0000   Eastman Kodak Co                564,142.73     47.7500        673,275.00

        6,800.0000   Eaton Corp                      365,329.48     49.5000        336,600.00

        7,100.0000   El Paso Nat Gas Co New          242,651.00     30.5000        216,550.00

       12,000.0000   Enron Corp                      381,824.27     30.5000        366,000.00

        3,500.0000   Ericsson L M Tel Co Adr         155,640.34     55.1250        192,937.50
                     Cl B Sek 10

        7,200.0000   Exxon Corp                      393,693.70     60.7500        437,400.00

        6,400.0000   FPL Group Inc                   182,462.68     35.1250        224,800.00

        9,400.0000   Federal Home Ln Mtg Corp        264,139.30     50.5000        474,700.00
                     Common

        3,000.0000   Federal Natl Mtg Assn            31,518.00     72.8750        218,625.00

       14,100.0000   First Colony Corp               358,701.00     22.3750        315,487.50

        8,500.0000   First Data Corp                 370,269.09     47.3750        402,687.50

        6,500.0000   First Finl Mgmt Corp            360,843.95     61.6250        400,562.50

        4,250.0000   First Intst Bancorp             143,339.74     67.6250        287,406.25

        2,500.0000   First UN Corp                   106,611.70     41.3750        103,437.50

       21,900.0000   Ford Mtr Co Del                 536,824.42     27.8750        610,462.50

        7,000.0000   Forest Labs Inc CL A            318,757.35     46.6250        326,375.00

       14,400.0000   GTE Corp                        465,590.16     30.3750        437,400.00

        8,500.0000   General Elec Co                 293,091.15     51.0000        433,500.00

        7,700.0000   General Mtrs Corp               237,906.60     42.1250        324,362.50

       10,900.0000   Geon Co                         285,285.30     27.3750        298,387.50

        5,500.0000   Gillette Co                     377,955.55     74.8750        411,812.50

       17,800.0000   Glaxo Hldgs Plc Sponsored       321,877.53     20.3750        362,675.00
                     Adr

        5,600.0000   Goodyear Tire & Rubr Co         140,000.00     33.6250        188,300.00

       15,700.0000   Great Westn Finl Corp           205,346.22     16.0000        251,200.00

       12,600.0000   Green Tree Financial Corp       215,340.98     30.3750        382,725.00

       13,500.0000   Hanson Plc Adr                  249,763.41     18.0000        243,000.00

        5,000.0000   Harland John H Co               107,662.50     20.0000        100,000.00

        1,500.0000   Harley Davidson Inc              37,558.30     28.0000         42,000.00

        6,500.0000   Healthsouth Corp                205,010.00     36.4530        236,944.50

        2,800.0000   Heinz H J Co                     95,852.80     36.7500        102,900.00

        3,200.0000   Hewlett Packard Co              246,211.94     99.8750        319,600.00

       13,500.0000   Home Depot Inc                   59,062.81     46.0000        621,000.00

       10,000.0000   Honeywell Inc                   194,906.23     31.5000        315,000.00

        9,900.0000   IBP Inc                         185,130.67     30.2500        299,475.00

        4,000.0000   ITT Corp                        237,939.03     88.6250        354,500.00

        9,900.0000   Intel Corp                      298,054.90     63.8750        632,362.50

        6,550.0000   Intl Business Machs Corp        515,018.75     73.5000        481,425.00

        6,000.0000   Johnson & Johnson               280,740.71     54.7500        328,500.00

       22,300.0000   K Mart Corp                     311,581.05     13.0000        289,900.00

        6,500.0000   LSI Logic Corp                  280,233.20     40.3750        262,437.50

        8,800.0000   Lilly Eli & Co                  432,660.80     65.6250        577,500.00

        9,000.0000   Lincoln Natl Corp Ind           220,620.50     35.0000        315,000.00

        3,400.0000   Loews Corp                      168,802.42     86.8750        295,375.00

        5,500.0000   Magna Intl Class A              241,254.52     38.3750        211,062.50

        5,600.0000   Mapco Inc                       308,992.44     51.2500        287,000.00

        4,600.0000   Martin Marietta Corp New        126,714.06     44.3750        204,125.00

       10,000.0000   Masco Corp                      262,620.25     22.6250        226,250.00

       20,300.0000   McDermott Intl Inc.             460,907.04     24.7500        502,425.00

        1,200.0000   McGraw Hill Inc                  58,584.00     66.8750         80,250.00

        6,800.0000   Mead Corp                       308,427.60     48.6250        330,650.00

        7,000.0000   Medtronic Inc                   227,476.02     55.6250        389,375.00

        1,750.0000   Mellon Bk Corp                   62,480.70     30.6250         53,593.75

        2,600.0000   Melville Corp                    91,372.90     30.8750         80,275.00

        6,100.0000   Merck & Co Inc                  187,616.00     38.1250        232,562.50

        7,000.0000   Mercury Gen Corp New            198,836.62     28.7500        201,250.00

        6,500.0000   Microsoft Corp                  125,606.58     61.1250        397,312.50

        1,300.0000   Minnesota Mng & Mfg Co           58,492.75     53.3750         69,387.50

       11,400.0000   Mobil Corp                      804,201.37     84.2500        960,450.00

        8,300.0000   Monsanto Co                     623,276.15     70.5000        585,150.00

        3,300.0000   Morgan J P & Co Inc             163,790.84     56.1250        185,212.50

       11,500.0000   Motorola Inc                    238,927.58     58.0000        667,000.00

        2,400.0000   NBD Bancorp Inc                  70,628.80     27.3750         65,700.00

        1,500.0000   National Svc Inds Inc.           39,388.20     25.6250         38,437.50

        8,500.0000   Nationsbank Corp                332,222.10     45.1250        383,562.50

        3,100.0000   Nicor Inc                        66,410.10     22.7500         70,525.00

        9,200.0000   Noram Energy Corp               173,967.00      5.3750         49,450.00

        2,700.0000   Northern Sts Pwr Co Minn         94,860.70     44.0000        118,800.00

       25,800.0000   Norwest Corp                    281,419.80     23.3750        603,075.00

       10,800.0000   Nynex Corp                      399,769.86     36.7500        396,900.00

       13,600.0000   Ogden Corp                      269,158.83     18.7500        255,000.00

        4,500.0000   Oklahoma Gas & Elec Co          172,953.00     33.1250        149,062.50

       11,500.0000   Oracle Sys Corp                 128,955.60     44.1250        507,437.50

       14,700.0000   Outboard Marine Corp            279,495.45     19.6250        288,487.50

        7,500.0000   Owens Corning Fiberglas         245,908.40     31.8750        239,062.50
                     Corp New

        6,400.0000   PNC Bk Corp                      75,581.75     21.1250        135,200.00

        8,500.0000   PPG Inds Inc                    192,112.15     37.1250        315,562.50

        2,800.0000   Pacific Enterprises             101,127.83     21.2500         59,500.00

        4,500.0000   Pacific Telesis Group           134,885.28     28.5000        128,250.00

       16,900.0000   Pacificorp                      359,192.81     18.1250        306,312.50

        6,000.0000   Parametric Technology           159,989.30     34.5000        207,000.00
                     Corp

        5,000.0000   Paychex Inc.                    164,225.00     40.5000        202,500.00

        1,400.0000   Penney J C Inc                   37,241.73     44.6250         62,475.00

        4,600.0000   Pennsylvania Pwr & Lt Co         99,766.00     19.0000         87,400.00

        6,000.0000   Pepsico Inc                      77,028.17     36.2500        217,500.00

       12,200.0000   Pfizer Inc                      599,273.82     77.2500        942,450.00

       21,300.0000   Philip Morris Cos Inc           935,313.86     57.5000      1,224,750.00

        1,000.0000   Potlatch Corp                    38,179.50     37.2500         37,250.00

        5,900.0000   Potomac Elec Pwr Co             124,372.00     18.3750        108,412.50

       13,400.0000   Praxair Inc                     219,574.68     20.5000        274,700.00

        5,000.0000   Premark Intl Inc                213,267.30     44.7500        223,750.00

        6,600.0000   Public Svc Enterprise           173,844.75     26.5000        174,900.00
                     Group

        5,500.0000   Raytheon Co                     190,098.14     63.8750        351,312.50

        9,400.0000   Repsol SA Sponsored Adr         209,060.20     27.2500        256,150.00

        1,300.0000   Royal Dutch Pete Co NY          104,909.25    107.7500        140,075.00
                     Reg Sh
                     Par N Gldr 5

       12,900.0000   Scecorp                         252,717.29     14.6250        188,662.50

        2,600.0000   Scana Corp                      100,554.00     42.1250        109,525.00

        4,000.0000   Schlumberger Ltd                224,524.05     50.3750        201,500.00

          700.0000   Sears Roebuck & Co               13,422.21     46.0000         32,200.00

        6,500.0000   Sensormatic Electrs Corp        210,952.50     36.0000        234,000.00

          400.0000   Southern New England             12,824.00     32.3750         12,950.00
                     Telecommunications Corp

        8,600.0000   Southwest Airls Co              181,242.90     16.7500        144,050.00

        3,000.0000   Stryker Corp                     92,738.45     36.7500        110,250.00

        8,600.0000   Sun Inc                         237,077.31     28.7500        247,250.00

        4,500.0000   Sybase Inc                      202,125.00     52.0000        234,000.00

        4,300.0000   Teco Energy Inc                  84,014.50     20.2500         87,075.00

        3,600.0000   Tambrands Inc                   143,016.50     38.6250        139,050.00

        8,600.0000   Telefonos De Mexico S A         143,016.50     41.0000        352,600.00
                     Sponsored Adr Repstg Sh
                     Ord L

        6,500.0000   Tenneco Inc                     302,259.70     42.5000        276,250.00

        7,700.0000   Texaco Inc                      459,817.13     59.8750        461,037.50

        5,800.0000   Texas Utils Co                  213,561.56     32.0000        185,600.00

        6,700.0000   Textron Inc                     287,809.94     50.3750        337,512.50

        1,600.0000   Thomas & Betts Corp              73,985.60     67.1250        107,400.00

        8,700.0000   USX-Marathon Group New          185,235.03     16.3750        142,462.50

        9,900.0000   UST Inc                         286,426.45     27.8750        275,962.50

        2,200.0000   Union Camp Corp                  75,021.24     47.1250        103,675.00

        2,800.0000   Union Elec Co                    92,430.80     35.3750         99,050.00

       12,000.0000   United Healthcare Corp          558,480.00     45.1250        541,500.00

        2,000.0000   U.S. Bancorp Ore                 50,237.50     22.6250         45,250.00

       10,012.0000   U.S. West Inc                   370,236.59     35.6250        356,677.50

       11,500.0000   Upjohn Co                       357,531.68     30.7500        353,625.00

        7,500.0000   Varity Corp New                 323,010.50     36.2500        271,875.00

       10,500.0000   Vodafone Group PLC              288,489.00     33.6250        353,062.50
                     Sponsored ADR

        2,000.0000   Wachovia Corp New                50,240.00     32.2500         64,500.00

       17,400.0000   Wal Mart Stores Inc              35,899.27     21.2500        369,750.00

        1,600.0000   Warner Lambert Co               103,115.50     77.0000        123,200.00

        6,000.0000   Western Atlas Inc               233,527.38     37.6250        225,750.00

        8,700.0000   Weyerhaeuser Co                 329,343.33     37.5000        326,250.00

        6,000.0000   Whirlpool Corp                  220,909.31     50.2500        301,500.00

        3,500.0000   Wisconsin Energy Corp            86,519.80     25.8750         90,562.50

       11,200.0000   Woolworth Corp                  277,761.40     15.0000        168,000.00

       13,600.0000   YPF Sociedad Anonima            285,523.63     21.3750        290,700.00
                     Sponsored
                     ADR Repstg CL D Shs

                     Total Corporate Stock -      47,559,782.54                 55,883,987.25
                     Common

                     Common/Collective Trust

      161,640.0000   EB Opening Stock Index Fd    17,920,025.96    113.3702     18,325,159.13

           74.1700 * Mellon Temp Inv Fund                 74.17    100.0000             74.17

    8,767,242.0000 * TBC Inc Pooled Employee       8,767,242.00      1.0000      8,767,242.00
                     Funds
                     Daily Liquidity Fund

                     Total Common/Collective                                    27,092,475.30
                     Trust                        26,687,342.13

                     Total Investments          $133,219,063.84               $137,277,769.58


* Denotes Party-in-interest.


                                                        Schedule 1, Continued
                    FEDERATED DEPARTMENT STORES, INC.
              RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                          Stability Income Fund

                         Schedule of Investments

                            December 31, 1994
                                                                 Current
        Description                          Cost                 Value

Investments, at fair value:
   U.S. Government securities            $  12,033,027       $  12,097,406
   Corporate debt instruments                3,868,248           3,718,138
   Common/collective trusts                     51,599              51,599
           Total investments             $  15,952,874       $  15,867,143



   See accompanying detailed listing of investments.









                                                          (Continued)



                                                        Schedule 1, Continued

                          FEDERATED DEPARTMENT STORES, INC.
                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

             Thrift Incentive Fund - Stability Income Fund, Continued

                             Schedule of Investments

                                December 31, 1994

  SHARES/                                                                                                     CURRENT
  PAR VALUE              SECURITY DESCRIPTION                   COST                   PRICE                   VALUE


                         U.S. Government Securities

      1,015,244.6000     FHLMC Multiclass Mtg P/C    $     1,039,039.39                 99.1650    $         1,006,767.31
                         1178F
                         6.750% 03/15/2005

        600,000.0000     Federal Home Ln Bk Cons             598,525.00                 99.7541                 598,525.00
                         Disc
                         01/04/1995

      3,000,000.0000     Federal Natl Mtg Assn Disc        2,972,000.00                 99.0666               2,972,000.00
                         01/03/1995

        800,000.0000     Fed Natl Mtg Assn Disc              796,389.56                 99.5486                 796,389.56
                         Mat 01/04/1995

         52,412.0000     FNMA Gtd Remic P/T Ctf 88-           53,099.91                 99.3960                  52,095.43
                         09-C
                         7.000% 03/25/2011

      1,400,000.0000     U. S. Treasury Notes              1,400,656.25                 98.0310               1,372,434.00
                         03.875% 08/31/1995 DD
                         08/31/93

      3,000,000.0000     U. S. Treasury Notes              3,013,593.75                100.4370               3,013,110.00
                         07.875% 02/15/1996 DD
                         12/03/90

      2,300,000.0000     U. S. Treas Strip Generic         2,159,723.00                 99.3950               2,286,085.00
                         Tint
                         02/15/1995

                         Total U. S. Government           12,033,026.86                                      12,097,406.30
                         Securities

                         Corporate Debt Instruments

      1,468,428.4300     Case Equip Ln Tr 94-A CL A-2      1,439,059.86                 96.6900               1,419,823.45
                         4.650% 08/15/1999

      1,600,000.0000     Ford Mtr Cr Mtn Tr # 00367        1,723,248.00                100.4160               1,606,656.00
                         8.875% 03/13/1995 DD
                         03/12/91

        696,042.9400     Premier Auto Tr 92-3 Abs            705,939.79                 99.3700                 691,657.87
                         5.900% 11/17/1997

                         Total Corporate Debt              3,868,247.65                                       3,718,137.32
                         Instruments


                         Common/Collective Trust

         51,599.0000 *   TBC Inc Pooled Employee              51,599.00                  1.0000                  51,599.00
                         Funds
                         Daily Liquidity Fund

                         Total Common/Collective              51,599.00                                          51,599.00
                         Trust

                         Total Investments           $    15,952,873.51                            $         15,867,142.62

 * Denotes Party-in-interest.


                                                        Schedule 1, Continued

                        FEDERATED DEPARTMENT STORES, INC.
                  RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                          Thrift Incentive Fund - Fund A

                             Schedule of Investments

                                 December 31, 1994
                                                                 Current
Description                                  Cost                 Value
Investments, at fair value:
   U.S. Government securities            $ 105,360,378       $ 102,606,959
   Corporate debt instruments               96,543,008          95,806,892
   Common/collective trusts                 14,300,294          14,300,294
   Certificates of deposit                   3,003,870           2,999,716
   Other investments                         4,964,298           4,965,980
                                           224,171,848         220,679,841
Insurance contracts, at contract value      26,608,364          26,608,364
         Total investments               $ 250,780,212       $ 247,288,205



See accompanying detailed listing of investments.







                                                                (Continued)



                                                        Schedule 1, Continued

                          FEDERATED DEPARTMENT STORES, INC.
                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                     Thrift Incentive Fund - Fund A, Continued

                             Schedule of Investments

                                December 31, 1994

  SHARES/                                                                                         CURRENT
  PAR VALUE             SECURITY DESCRIPTION                COST               PRICE              VALUE

                        Certificates of Deposit

    3,000,000.0000      Bayeri Landersbnk Yankee CD    $     3,003,870.00           99.9905    $   2,999,716.35
                        06.250% 02/01/1995 DD
                        08/01/94

                        Total Certificates of Deposit        3,003,870.00                          2,999,716.35

                        U. S. Government Securities

    4,602,772.0800      FHLMC Multiclass Mtg P/C             4,654,553.26           98.0720        4,514,030.63
                        1142G
                        7.950% 03/15/2020

    2,538,111.5000      FHLMC Multiclass Mtg P/C             2,597,598.49           99.1650        2,516,918.27
                        1178F
                        6.750% 03/15/2005

    2,600,000.0000      Federal Home Ln Bk Cons Disc         2,564,838.61           98.6476        2,564,838.61
                        Mat 01/30/1995

    4,000,000.0000      Federal Home Ln Bk Cons Disc         3,942,366.67           98.5591        3,942,366.67
                        Mat 02/27/1995

    9,000,000.0000      Federal Natl Mtg Assn Disc           8,916,000.00           99.0666        8,916,000.00
                        01/03/1995

    6,688,085.1000      FNMA Gtd Remic P/T Ctf 93-           6,581,493.74           94.4370        6,316,026.93
                        123A
                        6.500% 07/25/2000

      115,306.4000      FNMA Gtd Remic P/T Ctf 88-09-C         116,819.80           99.3960          114,609.95
                        7.000% 03/25/2011

    1,218,715.5600      Resolution Tr Corp 92-C4 CL          1,243,851.08          100.1750        1,220,848.31
                        A2
                        Var Rt 06/25/2024

    1,250,879.3700      Resolution Tr Corp 93-C3 A-3         1,263,779.06          100.5580        1,257,859.28
                        Var/Rt 12/25/2024

    5,000,000.0000      U. S. Treasury Notes                 5,236,718.75           98.1870        4,909,350.00
                        06.875% 03/31/1997 DD
                        03/31/92

    7,600,000.0000      U. S. Treasury Notes                 7,520,676.79           97.3750        7,400,500.00
                        03.875% 10/31/1995 DD
                        11/01/93

    5,000,000.0000      U. S. Treasury Notes                 4,352,343.75           87.2030        4,360,150.00
                        05.875% 02/15/2004 DD
                        02/15/94

   16,000,000.0000      U. S. Treasury Notes                15,551,250.00           92.9060       14,864,960.00
                        05.875% 03/31/1999 DD
                        03/31/94

   25,000,000.0000      U. S. Treasury Notes                25,160,156.25           97.2340       24,308,500.00
                        06.500% 05/15/1997 DD
                        05/16/94

   16,000,000.0000      U. S. Treasury Notes                15,657,931.88           96.2500       15,400,000.00
                        06.875% 07/31/1999 DD
                        08/01/94

                        Total U. S. Government
                        Securities                         105,360,378.13                        102,606,958.65

                        Corporate Debt Instruments

    3,000,000.0000      National Westminster Fin Bv          2,909,200.00           97.0000        2,910,000.00
                        Fltg Rt 18/04/2005

    2,350,000.0000      Royal Bk Canada Bds                  2,266,575.00           96.6600        2,271,510.00
                        Var/Rt 31/07/2005

    1,980,000.0000      Westpac Banking Corp Sub Fltg        1,970,100.00           99.5900        1,971,882.00
                        Fltg Rt 15/08/1997

    4,000,000.0000      State Bk Victoria Gtd Cap Nts        3,920,000.00           99.9050        3,996,200.00
                                   Var/Rt 27-Jun-1999

    4,000,000.0000      Abbott Labs Disc                     3,945,576.67           98.6394        3,945,576.67
                        02/10/1995

    4,000,000.0000      Bankamerica Corp Mtn Sr #            3,931,280.00           98.4780        3,939,120.00
                        0054
                        Var Rt 02/03/1997

    4,000,000.0000      Barclays US Fdg Ib Nt                4,000,000.00          100.0000        4,000,000.00
                        06.030% 03/01/1995 DD
                        12/01/94

    4,000,000.0000      Bellsouth Cap Fdg Disc               3,944,622.22           98.6155        3,944,622.22
                        02/06/1995

    2,500,000.0000      Bombardier Receivables 93-1 A        2,500,000.00          100.0900        2,502,250.00
                        Var Rt 03/15/1999

    5,833,977.0500      Deere John Owner Tr 1994-A A-1       5,833,003.95          100.0000        5,833,977.05
                        Var Rt 10/15/2001

    4,000,000.0000      Ford Mtr Cr Co Nt                    4,388,680.00          100.9530        4,038,120.00
                        8.875% 03/15/1996 DD 03/18/91

    4,000,000.0000      Ford Mtr Cr Mtn                      3,993,320.00          100.2160        4,008,640.00
                        Var Rt 05/27/1997 DD 05/27/94

    3,053,272.1600      GMAC 94-A Grantor Tr Ctf CL A        3,029,418.47           97.3600        2,972,665.77
                        6.300% 06/15/1999 DD 06/15/94

    4,000,000.0000      Hanson Fin UK PLC Disc               3,945,383.33           98.6345        3,945,383.33
                        02/09/1995

    1,695,560.6700      Household Revolving 94-2CL A-1       1,695,560.67           99.6910        1,690,321.39
                        Fltg/Rt 09/20/2014

    2,550,000.0000      ITT Floorplan Rec Master 94-1        2,548,845.51          100.0000        2,550,000.00
                        Fltg Rt 02/15/2001

    2,000,000.0000      Intl Lease Fin Mtn #TR00065          1,989,500.00           94.6090        1,892,180.00
                        5.600% 04/01/1997 DD 03/15/93

    2,000,000.0000      International Lease Corp Mtn         2,008,440.00           92.9780        1,859,560.00
                        6.000% 04/30/1998 DD 06/11/93

    4,000,000.0000      Merrill Lynch Co Disc                3,937,500.00           98.4375        3,937,500.00
                        03/13/1995

    1,000,000.0000      National Rural Disc                    994,770.28           99.4770          994,770.28
                        01/19/1995

    2,029,373.7400      Nomura Asset Secs Corp 94MD A1       2,088,800.07          102.5630        2,081,386.59
                        Fltg Rt 07/07/2003

    1,175,000.0000      People Bk Cr Card Ser 94-2 A         1,174,334.95           99.9250        1,174,118.75
                        Flgt Rt 03/15/2001

    2,378,146.6600      Premier Auto Tr 92-3 Abs             2,404,039.82           99.3700        2,363,164.34
                        5.900% 11/17/1997

    3,917,634.4600      Premier Auto Tr 94-2 CL A-4          3,915,511.10           97.2700        3,810,683.04
                        6.000% 05/02/2000

    4,000,000.0000      Prudential Fdg Cp Ib Nt              4,000,000.00          100.0000        4,000,000.00
                        05.730% 01/27/1995 DD
                        11/28/94

    3,000,000.0000      Republic Natl Bk New York NY         2,999,010.00           99.9950        2,999,850.00
                        5.750% 02/01/1995 DD 02/03/92

    1,252,591.9000      SPNB Home Equity Ln Ctf 91-2-A        1,285,836.24           99.7700        1,249,710.94
                        8.100% 06/15/2020 DD 07/15/91

    4,000,000.0000      Safeco Cr Corp Disc                  3,941,093.33           98.5273        3,941,093.33
                        02/17/1995

    4,000,000.0000      Smith Barney Ib Nt                   4,000,000.00          100.0000        4,000,000.00
                        05.620% 01/09/1995 DD
                        11/10/94

    2,000,000.0000      U. S. West Commun Disc               1,982,522.22           99.1261        1,982,522.22
                        02/09/1995

    1,000,000.0000      Republic NL Bk NY Ib Nt              1,000,083.92          100.0083        1,000,083.92
                        05.710% 01/09/1995 DD
                        11/09/94

    4,000,000.0000      Associates Cp Na Ib Nt               4,000,000.00          100.0000        4,000,000.00
                        05.750% 01/27/1995 DD
                        11/28/94

                        Total Corporate Debt                96,543,007.75                         95,806,891.84
                        Instruments

                        Unallocated Insurance
                        Contracts

    1,417,911.4200      Connecticut Mut GAC #70226           1,417,911.42          100.0000        1,417,911.42

    4,718,182.8200      Metro Life Ins GIC #11955-8          4,718,182.82          100.0000        4,718,182.82
                        8.850% 10/01/1995

    9,656,760.3800      Hancock John Mut Life                9,656,760.38          100.0000        9,656,760.38
                        GAC#6023
                        9.850% 10/01/1995

   10,815,509.8200      Principal Mut Life Ins              10,815,509.82          100.0000       10,815,509.82
                        GIC4322
                        6.920% 10/01/1996

                        Total Unallocated Insurance         26,608,364.44                         26,608,364.44
                        Contracts

                        Other Investments

    3,000,000.0000      Quebec(Province of),Canada           2,922,600.00           97.5000        2,925,000.00
                        Nts
                        Var/Rt 15/Oct/2001

    2,050,000.0000      Ontario Prov CDA Unsub               2,041,697.50           99.5600        2,040,980.00
                        Fltg Rt 08/17/1999 DD
                        02/17/94

                        Total Other Investments              4,964,297.50                          4,965,980.00

                        Common/Collective Trust

   14,300,294.0000 *    TBC Inc Pooled Employee Funds       14,300,294.00            1.0000       14,300,294.00
                        Daily Liquidity Fund

                        Total Common/Collective Trust       14,300,294.00                         14,300,294.00

                        Total Investments              $   250,780,211.82                      $ 247,288,205.28


 * Denotes Party-in-interest.



                                                         Schedule 1, Continued

                        FEDERATED DEPARTMENT STORES, INC.
                  RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                          Thrift Incentive Fund - Fund B

                                Schedule of Investments

                                   December 31, 1994
                                                                 Current
        Description                          Cost                 Value
Investments, at fair value:
   Corporate stock - common               $      1,093       $         775
   Common/collective trusts                121,986,408         122,693,047
           Total investments              $121,987,501       $ 122,693,822


   See accompanying detailed listing of investments.







                                                                (Continued)

                                                        Schedule 1, Continued

                          FEDERATED DEPARTMENT STORES, INC.
                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                     Thrift Incentive Fund - Fund B, Continued

                             Schedule of Investments

                                December 31, 1994

  SHARES/                                                                                        CURRENT
  PAR VALUE          SECURITY DESCRIPTION                   COST                PRICE             VALUE
                     Corporate Stock - Common

         159.0000    Chase Manhattan Corp Wt Exp  $        1,093.13             4.8750  $          775.13
                     6/30/96

                     Total Corporate Stock -               1,093.13                                775.13
                    Common

                     Common/Collective Trust

     626,147.0000    EB Opening Asset Allocation      63,585,292.50            98.0149      61,371,781.93
                     Fd

         367.0000    Mgt Comm Fd Liquidity Fund          367,000.00         1,000.0000         367,000.00

      53,471.0000    Mgt Comm Fd Public Bond          14,891,659.38        26,849.8000      14,356,856.56
                     Fund

      13,931.0000    Mgt Fixed Income-Mortgage         5,314,678.87           368.6800       5,136,081.08
                     Private

       5,343.0000    Mgt Fixrd Income-Corporate        2,311,606.21        41,881.4000       2,237,723.20
                     Private

       3,424.0000    Mgt Comm Fd Intl Equity Fd        4,209,843.51         1,332.4890       4,562,442.34

       1,348.0000    Mgt Comm Fd Small Co Fd           2,856,048.59         2,434.9860       3,282,361.13

       1,529.0000    Mgt Comm Fd Intl Bond Fund          757,642.41        43,991.0000         672,622.39

     220,454.0000    Mgt Comm Fd Large Co Fd          27,687,984.26           139.2650      30,701,526.31

           9.9100 *  Mellon Temp Inv Fund                      9.91           100.0000               9.91

       3,686.0000 *  TBC Inc Pooled Employee               3,686.00             1.0000           3,686.00
                     Funds
                     Daily Liquidity Fund

         956.0600    Cash Held at Morgan                     956.06             1.0000             956.06
                     Guaranty TR

                     Total Common/Collective         121,986,407.70                        122,693,046.91
                     Trust

                     Total Investments            $  121,987,500.83                     $  122,693,822.04

 * Denotes Party-in-interest.







                                                        Schedule 1, Continued

                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                          Thrift Incentive Fund - Fund C

                                Schedule of Investments

                                    December 31, 1994
                                                                 Current
        Description                          Cost                 Value
Investments, at fair value:
   Common/collective trusts              $  65,419,065       $  66,624,540
         Total investments               $  65,419,065       $  66,624,540


See accompanying detailed listing of investments.







                                                                (Continued)



                                                        Schedule 1, Continued

                          FEDERATED DEPARTMENT STORES, INC.
                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                     Thrift Incentive Fund - Fund C, Continued

                             Schedule of Investments

                                December 31, 1994

  SHARES/                                                                                                 CURRENT
  PAR VALUE             SECURITY DESCRIPTION                    COST                     PRICE             VALUE

                        Common/Collective Trust

       587,635.0000     EB Opening Stock Index    $           65,414,821.75          113.3702   $     66,620,297.48
                        Fd

           111.7500 *   Mellon Temp Inv Fund                         111.75          100.0000                111.75

         4,131.0000 *   TBC Inc Pooled Employee                    4,131.00            1.0000              4,131.00
                        Funds
                        Daily Liquidity Fund

                        Total Common/Collective               65,419,064.50                           66,624,540.23
                        Trust

                        Total Investments         $           65,419,064.50                    $      66,624,540.23

 * Denotes Party-in-interest.






                                                        Schedule 1, Continued

                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                           Thrift Incentive Fund - Fund D

                                Schedule of Investments

                                   December 31, 1994
                                                                 Current
        Description                          Cost                 Value
Investments, at fair value:
   Corporate stock - common                $  841,659          $  758,970
   Common/collective trusts                    21,379              21,379
           Total investments               $  863,038          $  780,349


   See accompanying detailed listing of investments.








                                                                (Continued)


                                                        Schedule 1, Continued

                          FEDERATED DEPARTMENT STORES, INC.
                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                     Thrift Incentive Fund - Fund D, Continued

                             Schedule of Investments

                                December 31, 1994

  SHARES/                                                                                                      CURRENT
  PAR VALUE                SECURITY DESCRIPTION                   COST                   PRICE                  VALUE

                           Corporate Stock - Common

          39,427.0000 *    Federated Dept Stores Inc    $        841,658.71               19.2500    $        758,969.75
                           Del

                           Total Corporate Stock -               841,658.71                                   758,969.75
                           Common

                           Common/Collective Trust

          21,379.0000 *    TBC Inc Pooled Employee                21,379.00                1.0000              21,379.00
                           Funds
                           Daily Liquidity Fund

                           Total Common/Collective                21,379.00                                    21,379.00
                           Trust

                           Total Investments            $        863,037.71                           $       780,348.75

 * Denotes Party-in-interest.






                                                                Schedule 2

                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                        Schedule of Reportable Transactions

                           Year Ended December 31, 1994
                                                 Proceeds                      Net Gain
                                     Total         From           Cost of        (Loss)
   Description                     Purchases       Sales           Sales        On Sales
MGT Comm FD Liquidity
  Fund                           $ 21,380,000   $ 21,610,000   $ 21,609,096   $       904

U.S. Treasury Notes,
     4.250%,   12/31/95            15,042,188     20,037,586     20,544,766      (507,180)

U.S. Treasury Notes,
     6.875%,  3/31/97              20,946,875     14,821,250     15,710,156      (888,906)

U.S. Treasury Notes,
     3.875%,  8/31/95              17,877,031     18,246,563     18,477,313      (230,750)

*TBC Inc. Pooled Employee Funds
  Daily Liquidity Fund, various
  rates                           406,018,282    419,552,580    419,552,580             -




*Denotes Party-in-interest.











               CONSENT OF INDEPENDENT AUDITORS




The Board of Directors
Federated Department Stores, Inc.

We consent to incorporation by reference in registration statement No. 33-88242 on Form S-8 of Federated Department
Stores, Inc. of our report dated June 23, 1995, relating to the statements of net assets available for benefits of Federated Department Stores, Inc. Retirement Income and
Thrift Incentive Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended, and related schedules, which report appears in the December 31, 1994
Annual Report on Form 11-K of Federated Department Stores,
Inc. Retirement Income and Thrift Incentive Plan.




                              KPMG Peat Marwick LLP

                              \s\KPMG Peat Marwick LLP


Cincinnati, Ohio
June 26, 1995